[Letterhead of Waccamaw Bankshares, Inc.]

February 25, 2010

VIA EDGAR, TELECOPIER AND U.S. MAIL

Amit Pande

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Waccamaw Bankshares, Inc., Whiteville, North Carolina

Form 10-K for the Fiscal Year ended December 31, 2008

Form 10-Q for the Period ended March 31, 2009

Form 10-Q for the Period ended June 30, 2009

Form 10-Q for the Period ended September 30, 2009

File No. 001-33046

Dear Mr. Pande:

This letter contains additional responses to the comments contained in your letter dated January 22, 2010 regarding the above-referenced filings of Waccamaw Bankshares, Inc., Whiteville, North Carolina (the “Registrant”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) and is intended to supplement our letter dated February 5, 2010. The supplemental responses below should be read in conjunction with the responses contained in our letter dated February 5, 2010.

This letter is further intended as a draft for future filings. A similar narrative will accompany all future quarterly and annual reports for the Registrant.

The Registrant’s allowance for loan and lease losses (“ALLL”) methodology involves the following: The Registrant evaluates loans and relationships greater than $250,000 and in non-performing status (non-accrual, greater than 90 days still accruing, etc.) or otherwise deemed to be impaired for individual impairment under FAS 114. Further, individual impairment is calculated for any loan, regardless of size, rising to the level of Troubled Debt Restructure. Once the FAS 114 analysis is completed, the valuation is reviewed for required specific reserve adjustment at least quarterly. On large or complex credits (generally those in excess of $1,000,000), the Registrant obtains a liquidation or quick-

sale appraisal at the initial impairment determination and adjusts the specific reserve upon receipt and review of the appraisal. Generally, the Registrant obtains an updated appraisal on such properties annually. On smaller credits, the decision to pay for an in-debt appraisal is made on a case-by-case basis. In cases where such an updated appraisal is not obtained, the Registrant may elect to apply a discount to the most recent appraisal obtained for the property in question. This discount is based on changes in value observed from appraisals on similar properties and knowledge about recent sales of similar properties. Again, these evaluations are reviewed quarterly.

Since 2007, the ALLL model had been modified and refined. The previous method included a FAS 5 component that incorporated a risk grade assessment that was primarily based on peer group averages. In response to changes in the economic environment, in early 2008, the Registrant implemented a new ALLL model, developed by a vendor with expertise in credit risk monitoring. The new model incorporates a FAS 5 component that builds upon actual historical losses by FFIEC call report code, adjusted for environmental changes in the lending environment. At December 31, 2007, the FAS 5 component accounted for essentially all of the Bank’s ALLL as the local economy at that time was still relatively healthy and real estate values were not in decline.

Loans evaluated under FAS 114 are removed from the FAS 5 general loan classifications, to avoid double reserving. Our ALLL model breaks FAS 5 down into two parts: reserves based upon historical losses (adjusted to account for current economic outlook or other factors), risk grade or past due status, years to impairment, and an “unallocated” section based on observations of general economic conditions, local unemployment figures, GDP trends, or other quantitative or qualitative factors.

At December 31, 2008 the ALLL model included a FAS 5 component of $3.6 million and specific reserves (FAS 114) of $3.6 million resulting in a total reserve of $7.2 million. At year end 2008, the Registrant had impaired loans totaling $25.2 million. At September 30, 2009 the ALLL model included a FAS 5 component of $4.8 million and specific reserves (FAS 114) of $4.8 million resulting in a total reserve of $9.6 million. At September 30, 2009, the Registrant had impaired loans totaling $29.4 million. Additional information is as follows:

	At December 31, 2008	At September 30, 2009

Impaired loans	$25.2	$29.4
Unimpaired loans	360.9	341.0

Gross loans	$386.1	$370.4

Specific reserve on impaired loans	$3.6	$4.8
Reserve related to FAS 5	3.6	4.8

Total allowance for loan losses	$7.2	$9.6

Allowance to gross loans	1.86%	2.59%
Specific reserve to impaired loans	14.29%	16.33%
FAS 5 reserves to unimpaired loans	1.00%	1.41%

In connection with the above responses, the Registrant acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me at (910) 914-4215 if you have questions or concerns.

Sincerely,

/s/ David A. Godwin

David A. Godwin
Vice-President & Chief Financial Officer
Waccamaw Bankshares, Inc.